



Emily Wazlak

CEO and Founder @ Shine Registry

New York City Metropolitan Area · 500+ connections

Shine Registry

Carnegie Mellon University - H. John Heinz III College

Company Website ↗

About

Emily Wazlak is the Founder and CEO of Shine Registry, a growing platform using best practices from crowdfunding and traditional wedding registry sites to create new tools for community care.

Prior to entrepreneurship, Emily led youth voter turnout for the Obama reelection campaign in Toledo, Ohio and worked on procurement and acquisition policy for the Pentagon. She is a trained facilitator and has designed and led workshops and trainings for Organizing for Action, the Roosevelt Institute, and the Institute for Social Innovation at Carnegie Mellon among others.

Emily earned her undergraduate degree in Politics, War and Society from Mount Holyoke College and holds a Masters of Science in Public Policy and Management from Carnegie Mellon University where she was a Public Policy and International Affairs Fellow in 2011. She is a Startingbloc Social Innovation Fellow, was on a list for "What's Next in Pittsburgh Tech" in 2018, and a TEDx speaker in 2019.

Experience



CEO and Founder

Shine Registry

Jan 2018 - Present · 4 years

www.ShineRegistry.com

Shine Registry is a growing platform using best practices from crowdfunding and traditional wedding registry sites to create new tools for community care. Register for gifts when you host a business shower like the hundreds of founders and small business owners that already have!
See www.shineregistry.com for more!



Unilever x Luminary Fellow

Luminary

Oct 2020 - Present · 1 year 3 months

New York, New York, United States



Artist

Outpooot

Jan 2017 - Present · 5 years

Queens, New York, United States

Various short and long-term art projects. Including 'Exquisite Coloring' an ongoing collaborative art project based on methods of decision and risk modeling.



Social Innovation Fellow

StartingBloc

May 2016 - Present · 5 years 8 months

Greater New Orleans Area



Procurement and Acquisition Policy

United States Department of Defense

Sep 2014 - Apr 2016 · 1 year 8 months

Washington D.C. Metro Area

Supported USD(AT&L) Defense Procurement and Acquisition Policy in contracted roles Office of Program Development and Implementation

Communications and State Affairs Programs

 Justice at Stake Campaign
Jun 2013 – Sep 2014 · 1 year 4 months
Washington D.C. Metro Area

 **Advocacy and Organizing Fellow**
Young Invincibles
Feb 2013 – Jun 2013 · 5 months
Washington D.C. Metro Area

 **Field/Campus Organizer**
Obama for America
Jun 2012 – Nov 2012 · 6 months
Toledo, Ohio Area

 **Northeast Regional Coordinator**
Roosevelt Institute
Aug 2011 – Jun 2012 · 11 months
Greater New York City Area

 **White House Intern**
Executive Office of the President at The White House
Sep 2010 – Jan 2011 · 5 months
Washington D.C. Metro Area

 **Roosevelt Institute Summer Fellow, Department of Environment**
City of Chicago
Jun 2010 – Aug 2010 · 3 months
Greater Chicago Area

 **Residential Advisor, Program/Teaching Assistant**
Columbia University in the City of New York
Jun 2009 – Jul 2009 · 2 months
Greater New York City Area

Education

 **Carnegie Mellon University - H. John Heinz III College**
Master of Science (MS) · Public Policy and Management

2016 – 2017
Full merit scholarship, 2011 Public Policy and International Affairs (PPIA) Fellow

 **Mount Holyoke College**
BA · Politics, War and Society

Activities and Societies: Roosevelt Institute Campus Network, The Clothesline Project, Passages/Orientation Board, Mount Holyoke College Democrats, MHNews Cartoonist

 **Fudan University**
Chinese Language, Political Economy, Urban Studies, Business Anthropology

Activities and Societies: Semester Abroad at the School of Social Development and Public Policy

 **Fiorello H. LaGuardia High School**
High School Diploma · Visual Arts

Volunteer Experience

 **Advisor, Forge Fellowship**
Roosevelt Institute
Apr 2017 – Present · 4 years 9 months
Civil Rights and Social Action

 **Steering Committee Member, Alumni Networks Advisory Board**
Roosevelt Institute
Feb 2014 – Aug 2015 · 1 year 7 months

Training Corps Member
Organizing for Action
May 2013 – Dec 2015 · 2 years 8 months


Board Committee Member
Mount Holyoke Club of Greater Washington, DC
Jun 2015 - Jun 2016 · 1 year 1 month

Honors & Awards

Dragonfly
Dragonfly by SVB & IAF
Jul 2021
Selected for Silicon Valley Bank and Impact America Fund's inaugural bootcamp for first time womxn & non-binary founders.

UFA x Luminary Fellowship Awardee
-
Oct 2020

TEDxPittsburgh Women Speaker
TEDx
Dec 2019
To combat the large disparity of investment in women founders, Emily Wazlak's idea, and platform, centers on the public ritual of caring. Hear how her big idea is reimagining women's relationship to ambition and providing a platform to support women-founded startups with monetary and non-monetary asks in the style of a wedding registry: https://www.youtube.com/watch?v=KIloZIZ24_w&t=2s&ab_channel=TEDxTalks

Who's Next in Pittsburgh Tech
The Incline
Aug 2018
One of 22 people working in Technology under 40 named for making a difference in Pittsburgh

Alumni that Build Award
The Roosevelt Institute
Aug 2015

Tiana Notice Leadership Award
The Roosevelt Institute Campus Network
Aug 2012

Lawson-Loewenberg-Van Cleve Prize
The Department of Politics at Mount Holyoke College
May 2012

Organizations

Conscious Venture Lab
Cohort 7
Jul 2021 - Present

Global Shapers
Pittsburgh Hub Shaper
Dec 2018 - Present

StartingBloc
Social Innovation Fellow
Apr 2016 - Present

The Graduate Entrepreneurship Club @ CMU
Board Member
Jan 2017 - Dec 2017
One of the first two non-MBA graduate students to serve as board members.

Groups


Roosevelt Network Alumni
-


Five Colleges Alumni
-

Dietrich College Pittsburgh Summer Internship Program at Carnegie Mellon University
-

Fiorello H. LaGuardia High School of Music & Art and Performing Arts Alumni (only please)
-

The White House, Executive, Legislative & Judicial Branches of the United States Employees & Alumni
-

Heinz College of Information Systems and Public Policy at Carnegie Mellon University
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